SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                               Commission File Number 333-59029
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(Check one)

|X| Form 10-K and Form 10-KSB     [ ] Form 11-K

[ ] Form 20-F     [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For period ended December 31, 1998
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transition period ended
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -----------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Mount Vintage Plantation Golf Club, LLC
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Former name if applicable   none
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Address of principal executive office (STREET AND NUMBER)
108-1/2 Courthouse Square,  (Post Office Box 706)
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City, state and zip code   Edgefield, South Carolina 29824
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                                     PART II
                             RULE 12B-25(B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

               Mount Vintage Plantation Golf Club, LLC (the "Company") cannot file its Annual Report on Form 10-KSB within the prescribed time period because of time and expense involved in the start-up of the Company. The Company was formed during the 1998

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        fiscal year to build, own and operate a golf course located in the residential community of Mount Vintage Plantation near Edgefield, South Carolina and Augusta, Georgia. The Company began construction of its golf course in October of 1998, which construction is still on-going. The officers of the Company have had to devote substantial time and resources to construction management and start-up in excess of the amount of time they expect to have to expend during normal operations, once such operations are underway. Additionally, the Company has no experience in filing an annual report, and is having to start with a "blank slate" unlike most existing companies which prepare their annual report by modifying the prior-year's annual report. The Company's management believes that it would require an unreasonable effort and expense to timely file the Company's Annual Report on Form 10-KSB by the normal deadline while managing the construction of the golf course.


                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contract in regard to this notification.

      Donald P. Howard, President                     (803) 637-5304
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                (Name)                         (Area Code) (Telephone Number)

        (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    |X| Yes          [ ] No

        (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    |X| Yes          [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company was created in 1998 and had no operations in the corresponding period for the last fiscal year.

                     Mount Vintage Plantation Golf Club, LLC
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                  (Name of Registrant as Specified in Charter)


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        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 31, 1999                By /s/ Donald P. Howard
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                                            Donald P. Howard, President



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        INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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